

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2021

Kerry Xuefeng Chen
Chief Executive Officer
AiHuiShou International Co. Ltd.
12th Floor, No. 6 Building, 433 Songhu Road
Shanghai, People's Republic of China

     Re: AiHuiShou International Co. Ltd.
          Registration Statement on Form F-1
          Filed May 28, 2021
          File No. 333-256615

Dear Mr. Chen:

     We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1 filed May 28, 2021

Business
Our Strategic Partners
Other Internet Platforms, page 167

1.   Please revise the description of your business cooperation framework agreement with Kuaishou to disclose that the term of the initial agreement is 36 months.

Related Party Transactions, page 206

2.   We note that you have included information in your Transactions with Related Parties section for transactions for the three months ended March 31, 2021. Please update this disclosure through the date of this document. See Item 7.B of Form 20-F.

<u>Description of Share Capital, page 209</u>

3.   Please revise your Description of Share Capital section to reflect the exclusive forum provision included in Exhibit 3.2. Additionally, please revise your Description of American Depositary Shares to state whether the exclusive forum provision applies to actions arising under the Securities Act and Exchange Act.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Cara Wirth at (202) 551-7127 or Dietrich King at (202) 551-8071 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Z. Julie Gao